Exhibit 99.1

Sound Group Announces Cancellation of Repurchased Shares

Singapore, October 7, 2025 -- Sound Group Inc (“Sound Group” or the “Company”) (NASDAQ: SOGP), a global audio-centric social and entertainment company, today announced it has completed the cancellation of all 951,252 American depositary shares (“ADSs”) repurchased under its US$4 million share repurchase program, which was approved by the Company’s board of directors (the “Board”) in June 2025.

As of today, the Company has repurchased a total of 951,252 ADSs for an aggregate consideration of US$3,999,984.99 (excluding transaction-related expenses). Following the cancellation of these repurchased shares, the total issued and outstanding shares of the Company are approximately 832,000,000 ordinary shares, equivalent to 4.16 million ADSs.

Mr. Jinnan (Marco) Lai, founder, CEO and Chairman of the Board of Sound Group, said, “We are pleased with the successful completion of our share repurchase program. By utilizing nearly all of the allotted funds to repurchase and reduce the number of outstanding shares, we have enhanced earnings per share. This underscores our commitment to delivering shareholder value and our confidence in the Company’s intrinsic value. Supported by a solid balance sheet and disciplined execution, we remain confident in our long-term growth prospects and will continue advancing our strategic initiatives. With both our repurchase and cash dividend programs now completed, we are actively pursuing further opportunities to return value to our shareholders as the Company continues to grow.”

Sound Group is committed to maintaining information transparency and keeping investors updated on the Company’s progress. Any significant plans or material activities will be announced in a timely manner in accordance with disclosure obligations.

About Sound Group Inc.

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.
IR Department
E-mail: ir@soundgroupinc.com

Piacente Financial Communications
Jenny Cai
E-mail: soundgroup@tpg-ir.com